

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 10, 2024

Olivier Leonetti
Chief Financial Officer
Eaton Corporation plc
Eaton House, 30 Pembroke Road
Dublin 4, Ireland
D04 Y0C2

> **Re: Eaton Corporation plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-54863**

Dear Olivier Leonetti:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Technology

cc: Lizbeth Wright